EXHIBIT (A)(13)


                   THE LIMITED, INC. REPORTS APRIL SALES

Columbus, Ohio (May 7, 1998) -- The Limited, Inc. (NYSE/LSE: LTD) reported net sales of $637.4 million for the four-week period ended May 2, 1998, an increase of 18%, compared to sales of $540.4 million for the comparable four-week period ended May 3, 1997. Sales of $2.008 billion for the thirteen weeks ended May 2, 1998, increased 10% from sales of $1.830 billion for the same period last year.

The Company's comparable store sales increased 18% for the four weeks, and 8% for the thirteen weeks, ended May 2, 1998.

The Company also said that it expects to report 1998 first quarter earnings of $.09 per diluted share, excluding its previously announced special and nonrecurring items (which are the sale of its remaining interest in Brylane, Inc. and severance charges in connection with the closing of five of six Henri Bendel stores). The Company expects first quarter earnings per diluted share, including special and nonrecurring items, to be $.28. First quarter earnings will be reported on May 18, 1998.

The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel, presently operates 3,684 specialty stores. The Company also owns approximately 83% of Intimate Brands, Inc. which, through Victoria's Secret Stores and Bath & Body Works presently operates 1,759 specialty stores and distributes apparel internationally through the Victoria's Secret Catalogue. The Company owns approximately 84% of Abercrombie & Fitch which currently operates 158 stores.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Release, the Company's Form 10-K or made by management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

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For further information, please contact:     Rita Trevino Flynn
                                             Vice President
                                             Communications
                                             The Limited, Inc.
                                             614-415-7555